15046375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 68750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkery Noyes Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 13th Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard O'Donnell 212-668-3355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.
- [X] Independent Registered Public Accounting Firm

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/4/15

3/4/15

OATH OR AFFIRMATION

I, Richard O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkery Noyes Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/23/15

Title President

Notary Public

OLGA ELKINA

02/23/2015

OLGA ELKINA
Notary Public, State of New York
Qualified in Kings County
No. 01EL6303972
My Commission Expires 05/19/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss).~~ Operations
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report under Rule 15c3-3
- [x] (p) A review report on the Exemption Report under Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (q) Notes to Financial Statements

Berkery Noyes Securities, LLC

Index to Financial Statements
December 31, 2014

Berkery Noyes Securities, LLLC
One Liberty Plaza, 13th Floor
New York, NY 10006
212.668.3022 / 212.747.9092 Fax

Rule 15c3-3 Exemption Report
December 31, 2014

Berkery Noyes Securities, LLC

In accordance with the FINRA membership agreement applicable to Berkery Noyes Securities, LLC (the "Company") it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

/s/ RICHARD O'DONNELL

Richard O'Donnell
President and Chief Compliance Officer
February 26, 2015

PKF
O'CONNOR
DAVIES

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Berkery Noyes Securities, LLC

We have audited the accompanying financial statements of Berkery Noyes Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA"), and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information required by SEA Rule 17a-5 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with SEA Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As more fully described in Notes 1 and 4 to the financial statements, the Company has material transactions with Berkery Noyes & Co., L.L.C. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies

February 26, 2015

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.odpkf.com

Berkery Noyes Securities, LLC

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 101,886
Prepaid expenses and other assets	13,276
	$ 115,162
LIABILTIES AND MEMBER'S EQUITY	
Liabilities	$ 0
Member's Equity	115,162
	$ 115,162

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Operations
Year Ended December 31, 2014

REVENUES	
Fee Income	$ 0
EXPENSES	
Professional fees	$ 72,810
Salaries and benefits	76,627
Rent	11,674
Travel	8,770
Regulatory expenses and others	24,245
Total Expenses	194,126
Net Loss	$ <194,126>

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2014

Balance at January 1, 2014	$ 134,887
Net Loss for the year	<194,126>
Capital Contributions	174,401
Balance at December 31, 2014	$ 115,162

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ <194,126>
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Prepaid expenses and other assets	2,531
Accrued expenses	<7,076>
Net Cash Used by Operating Activities	<198,671>
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	174,401
Net Change in Cash	<24,270>
CASH	
Beginning of year	126,156
End of year	$ 101,886

See notes to financial statements

1. Description of Business

Berkery Noyes Securities, LLC (the "Company") was formed under the New York State's Limited Liability Company Law on July 4, 2010 as a wholly-owned subsidiary of Berkery Noyes & Co., LLC ("Parent"). The Company was formed to engage in merger and acquisition services, private placements of securities and the selling of tax shelters or limited partnerships in primary markets.

On November 16, 2011, the Financial Industry Regulatory Authority (FINRA) granted the application of the Company for membership. The Membership agreement ("Agreement") which the Company filed will remain in effect and bind the Company and all of its successors to ownership or control unless the Agreement is changed, removed or modified pursuant to applicable FINRA rules.

The Company has funded operations with capital contributions from its Parent. The Company's future operations may be dependent upon continued support from the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash

For the purpose of the statement of cash flows, cash includes highly liquid investments with original maturity of three months or less at the time of purchase. The Company places its cash with high credit quality financial institutions. At times the balance may be in excess of the insured limit.

Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue consists of fee income and earned retainer fees in connection with client advisory assignments. Revenue is recognized at successful completion of deals and certain deals have non-refundable retainer fees. No revenue was earned in 2014.

Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist of cash. The Company places its cash with high credit quality financial institutions. As a consequence, concentration of credit risk is limited.

Income Taxes

As a single member LLC, the Company is treated as a disregarded entity and is not a taxpaying entity for Federal, New York State or New York City income tax purposes. Accordingly, the Company does not record a provision for income taxes. Income of the Company is taxed to its member.

Management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition.

Subsequent Events

The Company's management has evaluated subsequent events for adjustments to and disclosure in the financial statements through the date that the financial statements were available to be issued which date is February 26, 2015.

3. Net Capital Requirements

The company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2014, the Company had Net Capital, of $101,886 which was $96,886 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital is 0.

4. Related Party Rent Expense

The company occupies office space in which the Parent is the lessee. The lease can be terminated upon 30 day's notice to the Parent.

From time to time the Parent may make payments on behalf of the Company for certain administrative costs which are to be fully reimbursed to the Parent. At December 31, 2014 there are no amounts due to parent.

The Parent allocates employee compensation to the Company based upon their best estimate of the time attributable to employees who work on the Company's matters.

Berkery Noyes Securities, LLC

Supplemental Information
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

December 31, 2014

Berkery Noyes Securities, LLC

Computation of Net Capital and Aggregate Indebtedness to Net Capital Pursuant
to Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA")
December 31, 2014

NET CAPITAL	
Total member's equity from statement of financial condition	$ 115,162
Deductions	
Non-allowable assets, prepaid expenses and other assets	13,276
Net Capital	101,886
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirements (greater of 6-2/3% of aggregate indebtedness of $5,000)	5,000
Excess net capital over minimum requirement	$ 96,886
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities	$ 0
Percent of aggregate indebtedness to net capital	0%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There are no material differences between the above calculation and the Calculation included in the Company's unaudited FOCUS Report as of December 31, 2014

See Report of Independent Registered Public Accounting Firm

Berkery Noyes Securities, LLC

Computation of Determination of Reserve Requirements
Pursuant to SEA Rule 15c3-3
December 31, 2014

The Company is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in that paragraph (k)(2)(i) of the Rule.

SCHEDULE RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS
UNDER SEA RULE 15C3-3
As of December 31, 2014

The Company is engaged in private placements of securities and carries no customer accounts on its books nor had possession of customer securities.

See Report of Independent Registered Public Accounting Firm

PKF
O'CONNOR
DAVIES

PKF

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Managing Member
Berkery Noyes Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Berkery Noyes Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies

February 26, 2015

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

Berkery Noyes Securities, LLLC
One Liberty Plaza, 13th Floor
New York, NY 10006
212.668.3022 / 212.747.9092 Fax

Rule 15c3-3 Exemption Report
December 31, 2014

Berkery Noyes Securities, LLC

In accordance with the FINRA membership agreement applicable to Berkery Noyes Securities, LLC (the "Company") it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

/s/ RICHARD O'DONNELL

Richard O'Donnell
President and Chief Compliance Officer
February 26, 2015